UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SYNNEX CORPORATION
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

87162W100
(CUSIP Number)

David A. Sirignano, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 38
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 38
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Tiger Parent Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 751,380
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 751,380
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 751,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,402,932
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,402,932
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,402,932
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,640,450
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,640,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,640,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest (ML), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,309,583
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,309,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Co-Invest (ML) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,309,583
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 10,309,583
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AP IX Tiger Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS AIF IX Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87162W100

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 43,352,965
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 43,352,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,352,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14	TYPE OF REPORTING PERSON OO

Schedule 13D/A

Amendment No. 1

The information in this Amendment No. 1 to Schedule 13D (this “First Amendment” or this “13D/A”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Tiger Parent Holdings, L.P. (“Tiger Holdings”) and the other Reporting Persons therein described on September 10, 2021, relating to the common stock, par value $0.001 per share (the “Common Stock”), of SYNNEX Corporation (the “Issuer”) (as amended, the “Schedule 13D”).

This First Amendment is filed, in part, to reflect that on October 8, 2021, 42,793,413 shares of Common Stock held by Tiger Holdings were distributed to its limited partners, as described below.

Except as set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed jointly by: (i) Tiger Parent Holdings, L.P.; (ii) Tiger Parent Holdings GP, LLC; (iii) AP IX Tiger Holdings, L.P.; (iv) AP IX Tiger Co-Invest, L.P.; (v) AP IX Tiger Co-Invest (ML), L.P.; (vi) AP IX Tiger Co-Invest (ML) GP, LLC; (vii) AP IX Tiger Holdings GP, LLC; (viii) Apollo Management IX, L.P.; (ix) AIF IX Management, LLC; (x) Apollo Management, L.P.;(xi) Apollo Management GP, LLC; (xii) Apollo Management Holdings, L.P.; and (xiii) Apollo Management Holdings GP, LLC. The foregoing are referred to herein collectively as the “Reporting Persons.”

Tiger Holdings, AP IX Tiger Holdings, L.P. (“AP IX Tiger”), AP IX Tiger Co-Invest, L.P. (“Tiger Co-Invest”), AP IX Tiger Co-Invest (ML), L.P. (“Tiger Co-Invest ML”) each holds securities of the Issuer. Tiger Parent Holdings GP, LLC (“Tiger GP”) is the general partner of Tiger Holdings. AP IX Tiger is the sole member of Tiger GP. AP IX Tiger Co-Invest (ML) GP, LLC (“Tiger Co-Invest ML GP”) is the general partner of Tiger Co-Invest ML. AP IX Tiger Holdings GP, LLC (“AP IX Tiger GP”) is the general partner of AP IX Tiger and Tiger Co-Invest, and the sole member of Tiger Co-Invest ML GP. Apollo Management IX, L.P. (“Management IX”) is the non-member manager of AP IX Tiger GP. The general partner of Management IX is AIF IX Management, LLC (“AIF IX LLC”). Apollo Management, L.P. (“Apollo LP”) is the sole member and manager of AIF IX LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo LP. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The address of the principal office of Tiger GP, Tiger Co-Invest ML GP, and AP IX Tiger GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of the principal office of Tiger Holdings, AP IX Tiger, Tiger Co-Invest, Tiger Co-Invest ML, Management IX, AIF IX LLC, Apollo LP, Management GP, Management Holdings, and Management Holdings GP is 9 West 57th Street, New York, NY 10019.

Citizenship:

Tiger Holdings	Delaware
Tiger GP	Delaware

AP IX Tiger	Delaware
Tiger Co-Invest	Delaware
Tiger Co-Invest ML	Delaware
Tiger Co-Invest ML GP	Delaware
AP IX Tiger GP	Delaware
Management IX	Delaware
AIF IX LLC	Delaware
Apollo LP	Delaware
Management GP	Delaware
Management Holdings	Delaware
Management Holdings GP	Delaware

Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On September 1, 2021, the Issuer completed the previously announced Mergers (as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 22, 2021 (the “Merger Agreement”), by and among the Issuer, Spire Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub I”), Spire Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer (“Merger Sub II”) and Tiger Parent (AP) Corporation (“Tiger Parent”), the indirect parent entity of Tech Data Corporation, that provides for the acquisition of Tiger Parent by the Issuer. Tiger Holdings was a stockholder of Tiger Parent prior to the Merger.

The aggregate consideration for all the issued and outstanding common shares, $0.01 par value, of Tiger Parent consisted of (i) $1.61 billion in cash and (ii) 44 million shares of Common Stock of the Issuer.

On October 8, 2021, 42,793,413 shares of Common Stock held by Tiger Holdings were distributed to its limited partners, which are investment funds managed by affiliates of Management Holdings and certain members of management of Tech Data Corporation, pursuant to a Plan of Dissolution dated September 1, 2021. A copy of the Plan of Dissolution was attached as Exhibit C to the Original Schedule 13D and incorporated therein by reference.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

All of the shares of Common Stock that are held of record by Tiger Holdings, AP IX Tiger, Tiger Co-Invest, and Tiger Co-Invest ML and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Investor Rights Agreement described below in Item 6 and included hereto as Exhibit B. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Stockholders Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	43,352,965
Sole Dispositive Power	0
Shared Dispositive Power	43,352,965

The amounts reported as beneficially owned include 751,342 shares that have been placed in an escrow account administered by Tiger GP, pending satisfaction of certain vesting requirements by members of management of Tech Data Corporation.

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 45.2%, based on a total of 95,988,544 shares of Common Stock as of September 1, 2021.

Each of the entities listed above, other than Tiger Holdings, AP IX Tiger, Tiger Co-Invest, and Tiger Co-Invest ML, disclaims beneficial ownership of any shares of the Common stock owned of record by Tiger Holdings, AP IX Tiger, Tiger Co-Invest, and Tiger Co-Invest ML, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) On August 26, 2021, the general partner of Tiger Holdings adopted resolutions, pursuant to which, immediately following the effectiveness of the Merger, all profits interests of Tiger Holdings, all of which were held by certain members of management of Tech Data Corporation, were cancelled and exchanged for the right to receive an aggregate of 1,206,549 shares of Common Stock, of which, on September 9, 2021, Tiger Holdings transferred 455,207 shares of Common Stock to those management members and the other 751,342 shares have been placed in an escrow account administered by Tiger GP, pending satisfaction of certain vesting requirements by those management members.

On October 8, 2021, Tiger Holdings distributed 42,793,413 shares to its limited partners pursuant to a Plan of Dissolution dated September 1, 2021, of which 42,601,585 were distributed to AP IX Tiger, Tiger Co-Invest and Tiger Co-Invest ML.

Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

As of October 13, 2021, all shares of the Issuer’s Common Stock held by AP IX Tiger became subject to a margin loan agreement and related documentation under which it has pledged all of its shares on a non-recourse basis. The margin loan agreement contains customary default provisions and in the event of a default under the loan agreement the banks may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2021

TIGER PARENT HOLDINGS, L.P.

By:	Tiger Parent Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

TIGER PARENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML), L.P.

By:	AP IX Tiger Co-Invest (ML) GP, LLC,
its general partner

	By:	AP IX Tiger Holdings GP, LLC,
its sole member

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML) GP, LLC

By:	AP IX Tiger Holdings GP, LLC,
its sole member

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APPENDIX A

To Item 2 of Schedule 13D

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Managers, Directors and Principal Executive Officers of Management Holdings GP

The managers and executive officers of Management Holdings GP are Marc Rowan, Josh Harris, Scott Kleinman, and James Zelter. The principal occupation of each of Messrs. Rowan, Harris, Kleinman, and Zelter is to act as executive officer, manager and director of Management Holdings GP and other related investment managers and advisors.

Except as reported in the Original Schedule 13D and in this First Amendment, none of Messrs. Rowan, Harris, Kleinman, and Zelter effected any transactions in the Common Stock during the past 60 days.

The business address of each of Messrs. Rowan, Harris, Kleinman, and Zelter is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Messrs. Rowan, Harris, Kleinman, and Zelter are each a citizen of the United States. Each of Messrs. Rowan, Harris, Kleinman, and Zelter disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

EXHIBIT A

JOINT FILING AGREEMENT

SYNNEX CORPORATION

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 13, 2021.

TIGER PARENT HOLDINGS, L.P.

By:		Tiger Parent Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

TIGER PARENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST, L.P.

By:	AP IX Tiger Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML), L.P.

By:	AP IX Tiger Co-Invest (ML) GP, LLC,
its general partner

	By:	AP IX Tiger Holdings GP, LLC,
its sole member

		By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER CO-INVEST (ML) GP, LLC

By:	AP IX Tiger Holdings GP, LLC,
its sole member

	By:	/s/ James Elworth
James Elworth
Vice President

AP IX TIGER HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT IX, L.P.

By:	AIF IX Management, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

AIF IX MANAGEMENT, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:		Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ James Elworth
James Elworth
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ James Elworth
James Elworth
Vice President